Exhibit (a)(5)(C)

Press Release

Enersis Américas S.A. Announces Expirations and Results of Tender Offers for Common Shares and ADSs of Endesa Américas S.A. and Statutory Merger Dissenters’ Withdrawal Rights Exercises

SANTIAGO, CHILE, October 31, 2016 — ENERSIS AMÉRICAS S.A. (“Enersis Américas”) today announced the results of its tender offers for the outstanding common shares and American Depositary Shares (“ADSs”) of Endesa Américas, S.A. (“Endesa Américas”) not already owned by Enersis Américas.

Enersis Américas made a tender offer in Chile for common shares of Endesa Américas other than shares held by Enersis Américas (the “Chilean Offer”) and a concurrent tender offer in the United States for common shares held by U.S. holders and for ADSs held by all holders (the “U.S. Offer”, and together with the Chilean Offer, the “Offers”). Each ADS represents 30 common shares of Endesa Américas. The Chilean Offer and the U.S. Offer each commenced on September 14, 2016 and expired at 4:30 p.m., New York City time, on October 28, 2016.

No common shares and 406,062 ADSs have been tendered pursuant to the U.S. Offer. In addition, according to the definitive notice of result published today by Enersis Américas in Chile, a total of 252,998,204 common shares have been tendered pursuant to the Chilean Offer. The common shares and ADSs tendered pursuant to the Offers, represent an aggregate of 265,180,064 common shares of Endesa Américas.

All common shares and ADSs tendered in the Offers have been accepted for payment and will be paid on November 3, 2016, in accordance with Chilean practice.

Prior to the completion of the Offers, Enersis Américas owned approximately 60.0% of the common shares of Endesa Américas. Based on preliminary results, upon purchase of the common shares and ADSs of Endesa Américas pursuant to the Offers, Enersis Américas’ ownership in Endesa Américas will increase to 5,184,668,858 common shares (including those represented by ADSs) or approximately 63.2% of the total outstanding common shares of Endesa Américas, which will leave 3,017,085,722 common shares of Endesa Américas (including those represented by 6,968,704 ADSs) held by parties other than Enersis Américas.

Previously, on October 29, 2016, Enersis Américas, Endesa Américas and Chilectra Américas S.A. (“Chilectra Américas”) had also announced by means of essential facts (hechos esenciales) that, as of the expiration of the statutory merger dissenters’ withdrawal rights period in connection with the pending merger of Endesa Américas and Chilectra Américas with and into Enersis Américas, the statutory merger dissenters’ withdrawal rights exercised by shareholders of the merging companies did not exceed: (i) 10% of the outstanding shares of Enersis Américas; (ii) 10% of the outstanding shares of Endesa Américas; and (iii) 0.91% of the outstanding shares of Chilectra Américas. Enersis Américas also announced that following the exercise of statutory merger dissenters’ withdrawal rights, as of the end of such exercise period, no shareholder will own more than 65% of Enersis Américas.

This announcement is for information purposes only and does not constitute the legal announcement required under Chilean law of the final results of the Chilean Offer, which announcement is being made in Chile today.

A Schedule TO/13E-3, as amended, and a Schedule 14D-9 have been filed with the Securities and Exchange Commission (the “SEC”) and are publicly available on the SEC website (www.sec.gov). Shareholders are encouraged to read these documents for important and more detailed information regarding the U.S. Offer.

Contact Information

For further information, please contact us:

Pedro Cañamero

Investor Relations Director

(56-2) 2353 4682

pedro.canamerog@enel.com

Jorge Velis Head of Investor Relations (56-2) 2353 4552 jorge.velis@enel.com	Itziar Letzkus Investor Relations Associate (56-2) 2353 4681 itziar.letzkus@enel.com